Exhibit 12.1

	For the Years Ended
(In Thousands)	2004	2003	2002	2001	2000
Earnings from continuing operations before income taxes	$110,678	62,021	$28,201	$40,490	$32,160
Fixed interest charges	97,957	123,059	157,229	192,765	212,269

Earnings (loss):
Including fixed interest charges	208,635	185,080	185,430	233,255	244,429
Excluding interest expense on deposits	180,280	148,891	122,653	147,587	152,706
Fixed interest charges excluding interest expense on deposits	69,602	86,870	94,452	107,097	120,546
Ratios:
Earnings including fixed interest charges to fixed interest charges	2.13	1.50	1.18	1.21	1.15
Earnings to fixed interest excluding interest on deposits	2.59	1.71	1.30	1.38	1.27
Dollar deficiency of earnings to fixed interest charges	$—	—	$—	$—	$—